May 22, 2008

Mr. David Lyon

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

AMCORE Financial, Inc. Form 10-K for December 31, 2006, filed March 15, 2007 File Number 0-13393

Dear Mr. Lyon,

Pursuant to our discussions with the Staff of the Commission, AMCORE determined to include the targets under the Company’s annual incentive plan for 2007 in the proxy statement dated March 17, 2008 for the Company’s annual meeting which was held on May 6, 2008 (see page 11 of the proxy statement).

If we can be of further assistance, please do not hesitate to let us know. I can be reached at (815) 961-7152.

Sincerely,

/s/ Lori M. Burke, CCP
Lori M. Burke, CCP
Executive Vice President
Administrative Services